Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

新 东 方 教 育 科 技（ 集 团 ）有 限 公 司 *

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Please note that the record date for determining the eligibility of the holders of our common shares with a par value of US$0.001 each (the “Common Shares”), to attend our forthcoming annual general meeting of shareholders (the “General Meeting”) will be as of close of business on Friday, October 29, 2021 (Hong Kong time) (the “Common Shares Record Date”). In order to be eligible to attend the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Friday, October 29, 2021 (Hong Kong time). All persons who are registered holders of the Common Shares on the Common Shares Record Date will be entitled to attend the General Meeting.

Holders of American depositary shares issued by Deutsche Bank Trust Company Americas, as depositary of the ADSs, and representing our Common Shares, may attend the General Meeting.

Details including the date and location of our General Meeting will be set out in our notice of General Meeting to be issued in due course.

By order of the Board
New Oriental Education & Technology Group Inc.
Mr. Michael Minhong Yu
Chairman

Beijing, China, October 15, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

*	for identification purposes only.